Exhibit 99.1

Contact for Media and Investors:

Cassia Curran

NetEase, Inc.

cassia@corp.netease.com

Tel: (+86) 571-8985-2076

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Third Quarter 2014 Unaudited Financial Results

(Beijing — November 12, 2014) — NetEase, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the third quarter ended September 30, 2014.

“The combination of our traditional online games, growing mobile portfolio and expanding portal and e-commerce businesses are driving our growth across China’s dynamic online marketplace,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Each of our three business segments grew, with total revenues increasing by 32.3% year-over-year and 12.7% sequentially. Our growth was led by a 16.8% increase in revenues from our online game services, a 60.1% increase in advertising services and increasing contribution from our e-mail, e-commerce and others business, which improved by 252.5% compared with the third quarter of 2013.”

“Our third quarter revenues were driven in part by the success of a number of our self-developed games, and our strategy to increase our focus on mobile games is progressing well. We saw standout performances from games including the PC and mobile versions of Fantasy Westward Journey II, as well as our mobile card battle game, Mini Westward Journey. New Westward Journey Online II also delivered a strong performance following the launch of an expansion pack in July and an item-based version in August. For our licensed games, Blizzard Entertainment’s Hearthstone®: Heroes of Warcraft™ (‘Hearthstone’) performed well, and we rolled out Curse of Naxxramas™, Blizzard’s first solo adventure for this game, in July. We continue to work closely with Blizzard to bring exciting new games to Chinese audiences, and an early test version of Blizzard’s free-to-play, online team brawler Heroes of the Storm™, was launched in China in October. We are also looking forward to the Chinese launch of the fifth expansion for Blizzard’s World of Warcraft®, Warlords of Draenor™, on November 18, 2014.”

“New expansion packs and game play are essential to the longevity of our games to keep our users engaged and broaden our user base. During the third quarter, we launched new expansion packs for New Westward Journey Online III, Ghost II, Heroes of Tang Dynasty II and Heroes of Three Kingdoms. In October we released an expansion pack for Fantasy Westward Journey II and a comprehensive upgrade of The Legend of Tibet, as well as released another expansion pack for New Westward Journey Online II earlier this month. As we look to the remainder of the year, our plans include launching new expansion packs for Tianxia III, Heroes of Tang Dynasty II, and Legend of Fairy.”

“As for our newer games, we are building on the successful releases of mobile titles Stay Calm! My Lord! and Dark Blade, which we released in September. In the fourth quarter we plan to release more high-quality mobile game titles and commercially launched our first person shooter game, Crisis 2015. Additionally, we continue to develop our 3-D oriental fantasy MMORPG, Revelation, which has received very positive feedback in its beta testing. Furthermore, we are planning to launch a new MMORPG that will allow players to enjoy an all-new warfare gaming experience. First-round testing for this game will be initiated later this year.”

“The mobile market in China is thriving, and YiChat provides an ideal platform for integrating our mobile applications and services. With a focus on our ‘Fresh Social Life’ strategy, the introduction of exciting new functions has supported our growing YiChat user base and increased activity levels. We expect even more differentiated and innovative communication and social networking functions to be incorporated into YiChat in the subsequent development.”

“Our advertising services business is also prospering. The top performing advertising verticals in the third quarter were automobile, food and beverage, and financial services, which were bolstered by additional monetization of our Mobile News Application and the 2014 FIFA World Cup. We are also pleased to see the fast growth of our e-commerce business during the period.”

“We will continue to introduce top-quality and easily-adopted products and services to our users. We are also investing in our future with an eye toward expanding our market reach and enhancing our products and services with increased research and development investments. These initiatives position us well for future growth and strengthen our pipeline,” Mr. Ding concluded.

Third Quarter 2014 Financial Results

Revenues

Total revenues for the third quarter of 2014 were RMB3,325.9 million (US$541.9 million), compared to RMB2,951.9 million and RMB2,514.3 million for the preceding quarter and the third quarter of 2013, respectively.

Revenues from online games were RMB2,459.6 million (US$400.7 million) for the third quarter of 2014, compared to RMB2,336.5 million and RMB2,105.5 million for the preceding quarter and the third quarter of 2013, respectively.

Revenues from advertising services were RMB478.3 million (US$77.9 million) for the third quarter of 2014, compared to RMB389.1 million and RMB298.8 million for the preceding quarter and the third quarter of 2013, respectively.

Revenues from e-mail, e-commerce and others were RMB388.0 million (US$63.2 million) for the third quarter of 2014, compared to RMB226.3 million and RMB110.1 million for the preceding quarter and the third quarter of 2013, respectively.

Sales Taxes

Total sales taxes for the third quarter of 2014 were RMB209.2 million (US$34.1 million), compared to RMB184.4 million and RMB157.7 million for the preceding quarter and the third quarter of 2013, respectively. The year-over-year and quarter-over-quarter increases in sales tax were mainly due to the increase in NetEase’s total revenues.

Gross Profit

Gross profit for the third quarter of 2014 was RMB2,258.4 million (US$367.9 million), compared to RMB1,999.7 million and RMB1,746.8 million for the preceding quarter and the third quarter of 2013, respectively.

The year-over-year and quarter-over-quarter increases in online games gross profit were primarily driven by increased revenues from certain self-developed games, such as Fantasy Westward Journey II and New Westward Journey Online II, as well as from our various mobile game products.

The year-over-year and quarter-over-quarter increases in advertising services gross profit were primarily the result of strong demand from the automobile, food and beverage, and financial services sectors, and NetEase’s monetization efforts for its Mobile News Application and other mobile applications, as well as advertising revenue related to the 2014 FIFA World Cup.

The year-over-year and quarter-over-quarter increases in e-mail, e-commerce and others gross profit were primarily attributable to an increase in revenue from NetEase’s e-commerce business.

Gross Profit Margin

Gross profit margin for NetEase’s online games business for the third quarter of 2014 was 77.2%, compared to a gross profit margin of 77.6% and 79.7% for the preceding quarter and the third quarter of 2013, respectively. The year-over-year decrease in gross profit margin was mainly due to increased revenue contribution from both mobile games and licensed games as a percentage of NetEase’s total online game revenues.

Gross profit margin for the advertising services business for the third quarter of 2014 was 66.3%, compared to a gross profit margin of 60.9% and 59.4% for the preceding quarter and the third quarter of 2013, respectively. The year-over-year and quarter-over-quarter increases in gross profit margin were mainly due to enhanced economies of scale driven by revenue growth.

Gross profit margin for the e-mail, e-commerce and others business for the third quarter of 2014 was 49.6%, compared to a gross profit margin of 35.7% and 4.1% for the preceding quarter and the third quarter of 2013, respectively. The year-over-year and quarter-over-quarter increases in gross profit margin were mainly due to increased revenue from NetEase’s e-commerce business, which has a relatively higher gross profit margin.

Operating Expenses

Total operating expenses for the third quarter of 2014 were RMB1,059.2 million (US$172.6 million), compared to RMB823.7 million and RMB635.2 million for the preceding quarter and the third quarter of 2013, respectively. The year-over-year increase in operating expenses was mainly due to increased selling and marketing expenses for NetEase’s e-commerce business and advertising services promotions, most of which were related to NetEase’s Mobile News Application and the 2014 FIFA World Cup, promotion of NetEase’s online and mobile games, as well as staff-related research and development costs resulting from an increase in the number of employees and average compensation. The quarter-over-quarter increase was mainly due to increased selling and marketing expenses for NetEase’s online games and e-commerce business, as well as higher staff-related research and development expenditures and share-based compensation cost.

Income Taxes

The Company recorded a net income tax charge of RMB197.3 million (US$32.2 million) for the third quarter of 2014, compared to RMB97.9 million and RMB206.5 million for the preceding quarter and the third quarter of 2013, respectively. The effective tax rate for the third quarter of 2014 was 14.4%, compared to 7.4% and 16.5% for the preceding quarter and the third quarter of 2013, respectively. The year-over-year decrease in the effective tax rate was mainly due to the fact that certain subsidiaries of the Company were approved as Key Software Enterprises in the fourth quarter of 2013 and are subject to a preferential tax rate of 10% for 2014.  The quarter-over-quarter increase in the effective tax rate was mainly due to the fact that the Company recognized certain tax credits related to annual tax filing benefits in the second quarter of 2014, most of which comprised extra tax deductions for research and development expenses approved by the tax authorities.

Net Income After Tax

Net profit for the third quarter of 2014 totaled RMB1.2 billion (US$188.8 million), compared to RMB1.2 billion and RMB1.0 billion for the preceding quarter and for the third quarter of 2013, respectively.

During the third quarter of 2014, the Company had a net foreign exchange gain of RMB2.2 million (US$0.4 million), compared to a net foreign exchange loss of RMB20.2 million and a net foreign exchange gain of RMB5.9 million for the preceding quarter and the third quarter of 2013, respectively. The quarter-over-quarter and year-over-year changes in foreign exchange gains/(losses) were mainly due to exchange gains/(losses) arising from the Company’s foreign currency-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic earnings per ADS of US$1.45 and diluted earnings per ADS of US$1.44 for the third quarter of 2014. The Company’s basic and diluted earnings per ADS were US$1.50 each for the preceding quarter, and US$1.31 each for the third quarter of 2013.

Quarterly Dividend

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter.

NetEase paid a dividend of US$0.34 per ADS for the first quarter of 2014 on June 3, 2014, and US$0.37 per ADS for the second quarter of 2014 on September 5, 2014.

The board of directors has approved a dividend of US$0.36 per ADS for the third quarter of 2014, which is expected to be paid on December 5, 2014 to shareholders of record as of the close of business on November 28, 2014.

The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of September 30, 2014, the Company’s total cash and time deposits balance was RMB20.4 billion (US$3.3 billion), compared to RMB18.6 billion as of December 31, 2013. Cash flow generated from operating activities was RMB1.1 billion (US$186.9 million) for the third quarter of 2014, compared to RMB1.2 billion and RMB1.0 billion for the preceding quarter and the third quarter of 2013, respectively. In addition, as of September 30, 2014, the Company had a loan from an offshore bank in the principal amount of US$90.0 million that was secured by RMB deposits of the Company in an onshore branch of this bank in the amount of RMB614.2 million, which was recognized as a short-term investment.

Share Repurchase Program

In February 2014, the Company announced that its board of directors approved a new share repurchase program of up to US$100 million of the Company’s outstanding ADSs for a period not to exceed 12 months.  As of September 30, 2014, no ADSs had been repurchased under this program.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.1380 on September 30, 2014 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2014, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 p.m. Eastern Time on Wednesday, November 12, 2014 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, November 13, 2014). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-888-430-8691 (international: 1-719-325-2464), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-888-203-1112 (international: 1-719-457-0820), and entering passcode 6072037#. The replay will be available through November 26, 2014.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading Internet technology company in China.  Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular online games, e-mail services, advertising services, mobile applications and games, and web portals. In partnership with Blizzard Entertainment, NetEase also operates some of the most popular international online games in China, including World of Warcraft®, Hearthstone®: Heroes of Warcraft™, StarCraft® II, Heroes of the Storm™ and Diablo® III. For more information, please visit: http://ir.netease.com/.

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Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile Internet and e-commerce offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft®, StarCraft® II, Hearthstone®: Heroes of Warcraft™, Heroes of the Storm™, Diablo® III or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game or e-commerce markets may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, e-commerce, mobile and micro-blogging services and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	September 30,	September 30,
	2013	2014	2014
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	1,458,298	2,194,934	357,598
Time deposits	16,625,468	17,543,890	2,858,242
Restricted cash	2,136,749	2,455,595	400,064
Accounts receivable, net	402,511	768,138	125,145
Prepayments and other current assets	1,144,272	1,383,081	225,331
Short-term investments	901,183	1,681,380	273,930
Deferred tax assets	129,282	135,485	22,073
Total current assets	22,797,763	26,162,503	4,262,383

Non-current assets:
Property, equipment and software, net	872,113	1,024,763	166,954
Land use right, net	11,271	40,414	6,584
Deferred tax assets	23,085	22,072	3,596
Time deposits	500,000	643,000	104,757
Other long-term assets	342,098	550,325	89,659
Total non-current assets	1,748,567	2,280,574	371,550
Total assets	24,546,330	28,443,077	4,633,933

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	219,259	272,366	44,374
Salary and welfare payables	377,117	308,331	50,233
Taxes payable	74,463	273,367	44,537
Short-term loan	975,504	2,061,088	335,791
Deferred revenue	1,481,036	1,750,220	285,145
Accrued liabilities and other payables	957,299	1,262,387	205,667
Deferred tax liabilities	148,506	137,214	22,355
Total current liabilities	4,233,184	6,064,973	988,102

Long-term payable:
Other long-term payable	144,883	87,594	14,271
Total liabilities	4,378,067	6,152,567	1,002,373

Total NetEase, Inc.’s equity	20,245,168	22,325,462	3,637,254
Noncontrolling interests	(76,905)	(34,952)	(5,694)
Total shareholders’ equity	20,168,263	22,290,510	3,631,560

Total liabilities and shareholders’ equity	24,546,330	28,443,077	4,633,933

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	2,105,451	2,336,498	2,459,596	400,716
Advertising services	298,783	389,102	478,330	77,929
E-mail, e-commerce and others	110,080	226,348	387,987	63,211
Total revenues	2,514,314	2,951,948	3,325,913	541,856
Sales taxes	(157,675)	(184,358)	(209,174)	(34,079)
Total net revenues	2,356,639	2,767,590	3,116,739	507,777

Total cost of revenues	(609,884)	(767,905)	(858,298)	(139,833)

Gross profit	1,746,755	1,999,685	2,258,441	367,944

Selling and marketing expenses	(283,026)	(433,494)	(533,838)	(86,973)
General and administrative expenses	(94,795)	(98,054)	(128,928)	(21,005)
Research and development expenses	(257,345)	(292,108)	(396,442)	(64,588)
Total operating expenses	(635,166)	(823,656)	(1,059,208)	(172,566)

Operating profit	1,111,589	1,176,029	1,199,233	195,378
Other income:
Investment income	9,041	10,482	8,693	1,416
Interest income	123,567	146,456	156,084	25,429
Exchange gains/ (losses)	5,900	(20,181)	2,184	356
Other, net	1,025	6,783	1,872	305

Net income before tax	1,251,122	1,319,569	1,368,066	222,884
Income tax	(206,503)	(97,936)	(197,340)	(32,150)

Net income after tax	1,044,619	1,221,633	1,170,726	190,734
Net loss/ (income) attributable to noncontrolling interests	3,675	(19,284)	(11,581)	(1,887)
Net income attributable to the Company’s shareholders	1,048,294	1,202,349	1,159,145	188,847

Comprehensive income	1,044,619	1,221,633	1,170,726	190,734
Comprehensive loss/ (income) attributable to noncontrolling interests	3,675	(19,284)	(11,581)	(1,887)
Comprehensive income attributable to the Company’s shareholders	1,048,294	1,202,349	1,159,145	188,847

Earnings per share, basic	0.32	0.37	0.35	0.06
Earnings per ADS, basic	8.06	9.20	8.87	1.45
Earnings per share, diluted	0.32	0.37	0.35	0.06
Earnings per ADS, diluted	8.04	9.18	8.83	1.44

Weighted average number of ordinary shares outstanding, basic	3,250,078	3,266,483	3,267,786	3,267,786
Weighted average number of ADS outstanding, basic	130,003	130,659	130,711	130,711
Weighted average number of ordinary shares outstanding, diluted	3,260,350	3,274,167	3,280,435	3,280,435
Weighted average number of ADS outstanding, diluted	130,414	130,967	131,217	131,217

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	September 30,	March 31,	June 30,	September 30,	September 30,
	2013	2014	2014	2014	2014
	RMB	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	1,044,619	1,126,050	1,221,633	1,170,726	190,734
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	39,890	38,445	34,131	36,921	6,015
Share-based compensation cost	83,219	58,013	70,378	96,619	15,741
Allowance for/ (reversal of) provision for doubtful debts	2,616	(29)	990	3,086	503
Gain on disposal of property, equipment and software	(268)	(23)	(22)	(67)	(11)
Unrealized exchange (gain) /loss	(8,308)	(11,063)	18,071	1,686	275
Deferred income taxes	(50,011)	40,868	(90,218)	32,882	5,357
Net equity share of loss from associated companies	1,938	7,339	11,450	12,858	2,095
Fair value changes of short-term investments	641	(6,506)	(23,342)	(16,516)	(2,691)
Changes in operating assets and liabilities:
Accounts receivable	(74,931)	40,760	(207,179)	(203,257)	(33,115)
Prepayments and other current assets	50,116	(14,825)	(75,137)	(140,636)	(22,912)
Accounts payable	1,626	(8,307)	37,861	22,539	3,672
Salary and welfare payables	(46,280)	(77,824)	53,264	(44,225)	(7,205)
Taxes payable	(129,572)	131,582	35,581	31,742	5,171
Deferred revenue	98,890	121,056	90,056	58,072	9,461
Accrued liabilities and other payables	1,208	204,873	(20,335)	84,683	13,797
Net cash provided by operating activities	1,015,393	1,650,409	1,157,182	1,147,113	186,887

Cash flows from investing activities:
Purchase of property, equipment and software	(40,437)	(31,169)	(88,879)	(116,172)	(18,927)
Proceeds from sale of property, equipment and software	276	30	133	404	66
Purchase of other intangible assets	(250)	(9,148)	(3,138)	—	—
Purchase of land use right	—	—	—	(29,387)	(4,788)
Net change in short-term investments with terms of three months or less	330,000	(140,000)	314,161	335,803	54,709
Purchase of short-term investments	—	(405,127)	(1,059,190)	(593,805)	(96,742)
Proceeds from maturities of short-term investments	150,000	—	610,736	203,589	33,169
Investment in an associated company	(200,000)	—	—	(20,000)	(3,258)
Dividend from an associated company	—	—	—	15,321	2,496
Transfer from/ (to) restricted cash	27,218	(77,221)	(143,159)	(98,517)	(16,050)
Placement/rollover of matured time deposits	(7,803,312)	(6,417,582)	(5,533,779)	(4,934,854)	(803,984)
Proceeds from maturities of time deposits	6,096,194	7,022,435	3,797,651	5,020,322	817,908
Net change in other assets	(36,674)	(14,135)	(85,044)	(105,195)	(17,139)
Net cash used in investing activities	(1,476,985)	(71,917)	(2,190,508)	(322,491)	(52,540)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	September 30,	March 31,	June 30,	September 30,	September 30,
	2013	2014	2014	2014	2014
	RMB	RMB	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Proceeds of short-term bank loan	—	1,769,559	277,110	—	—
Payment of short-term bank loan	—	(975,504)	—	—	—
Proceeds from employees exercising stock options	513	—	2,047	870	142
Capital contribution from non-controlling interests	916	100	10	—	—
Dividends paid to shareholders	—	(1,122,151)	(274,031)	(298,142)	(48,573)
Net cash provided by/ (used in) financing activities	1,429	(327,996)	5,136	(297,272)	(48,431)

Effect of exchange rate changes on cash held in foreign currencies	13,985	4,215	(15,838)	(1,397)	(228)
Net (decrease) /increase in cash and cash equivalents	(446,178)	1,254,711	(1,044,028)	525,953	85,688
Cash and cash equivalents, beginning of the period	1,363,480	1,458,298	2,713,009	1,668,981	271,910
Cash and cash equivalents, end of the period	917,302	2,713,009	1,668,981	2,194,934	357,598

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	75,168	80,909	130,480	153,567	25,019
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	15,299	6,067	36,193	49,891	8,128

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	2,105,451	2,336,498	2,459,596	400,716
Advertising services	298,783	389,102	478,330	77,929
E-mail, e-commerce and others	110,080	226,348	387,987	63,211
Total revenues	2,514,314	2,951,948	3,325,913	541,856

Sales taxes:
Online game services	(119,994)	(132,402)	(137,582)	(22,415)
Advertising services	(29,421)	(38,856)	(47,328)	(7,711)
E-mail, e-commerce and others	(8,260)	(13,100)	(24,264)	(3,953)
Total sales taxes	(157,675)	(184,358)	(209,174)	(34,079)

Net revenues:
Online game services	1,985,457	2,204,096	2,322,014	378,301
Advertising services	269,362	350,246	431,002	70,218
E-mail, e-commerce and others	101,820	213,248	363,723	59,258
Total net revenues	2,356,639	2,767,590	3,116,739	507,777

Cost of revenues:
Online game services	(402,732)	(493,713)	(529,871)	(86,326)
Advertising services	(109,466)	(137,041)	(145,119)	(23,643)
E-mail, e-commerce and others	(97,686)	(137,151)	(183,308)	(29,864)
Total cost of revenues	(609,884)	(767,905)	(858,298)	(139,833)

Gross profit :
Online game services	1,582,725	1,710,383	1,792,143	291,975
Advertising services	159,896	213,205	285,883	46,575
E-mail, e-commerce and others	4,134	76,097	180,415	29,394
Total gross profit	1,746,755	1,999,685	2,258,441	367,944

Gross profit margin:
Online game services	79.7%	77.6%	77.2%	77.2%
Advertising services	59.4%	60.9%	66.3%	66.3%
E-mail, e-commerce and others	4.1%	35.7%	49.6%	49.6%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.1380 on the last trading day of September 2014 (September 30, 2014) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	46,098	36,144	43,336	7,060
Operating expenses
- Selling and marketing expenses	4,759	4,771	6,720	1,095
- General and administrative expenses	13,144	9,611	15,347	2,500
- Research and development expenses	19,218	19,852	31,216	5,086

The accompanying notes are an integral part of this press release.